UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2008

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                             CON-WAY 401(K) PLAN

                                Con-way Inc.

                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
          2855 Campus Drive, Suite 300, San Mateo, California  94403
                       Telephone Number (650) 378-5200


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Con-way 401(k) Plan

June 29, 2009                /s/ Benedict J. Bowler
                             ----------------------------
                             Benedict J. Bowler
                             Chairman, Con-way Inc.
                             Administrative Committee





















                             CON-WAY 401(k) PLAN

               Financial Statements and Supplemental Schedule

                         December 31, 2008 and 2007

         (With Report of Independent Registered Public Accounting Firm)













                             CON-WAY 401(k) PLAN



                                    Index



                                                                    Page

Report of Independent Registered Public Accounting Firm                1

Financial Statements:

  Statements of Net Assets Available for Benefits - December 31,
    2008 and 2007                                                      2

  Statement of Changes in Net Assets Available for Benefits - Year
    ended December 31, 2008                                            3

Notes to Financial Statements                                          4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as
  of December 31, 2008                                                11

























           Report of Independent Registered Public Accounting Firm



The Board of Directors
Con-way Inc.:


We have audited the accompanying statements of net assets available for benefits of the Con-way 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule - schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



                               /s/ KPMG LLP



Portland, Oregon
June 29, 2009




                                  CON-WAY 401(K) PLAN
                       Statements of Net Assets Available for Benefits
                               December 31, 2008 and 2007


                Assets                                   2008          2007
                                                     ------------  ------------
 Investments, at fair value:
   Shares in registered investment companies         $24,366,150   $ 7,496,307
   Common trust funds                                  4,874,728     2,813,851
   Con-way Common Stock                                1,022,044       798,229
   Con-way Preferred Stock                               603,273       868,492
                                                     ------------  ------------
       Total investments                              30,866,195    11,976,879
                                                     ------------  ------------
 Participant loans                                     1,413,797       102,371
                                                     ------------  ------------
 Contributions receivable:
   Participants                                           38,030        12,502
   Con-way                                               288,027        34,337
                                                     ------------  ------------
       Total contributions receivable                    326,057        46,839
                                                     ------------  ------------
       Net assets available for benefits             $32,606,049   $12,126,089
                                                     ============  ============



               See accompanying notes to financial statements.







                                  CON-WAY 401(K) PLAN
                 Statement of Changes in Net Assets Available for Benefits
                             Year ended December 31, 2008


 Contributions:
   Participant contributions                                       $ 3,385,704
   Con-way  contributions                                              949,636
   Rollover contributions                                                7,417
                                                                   ------------
               Total contributions                                   4,342,757

 Transfers in from non-affiliated plan                              33,916,324
 Transfers in from Con-way Retirement Savings Plan                         640
 Allocation of preferred shares to participants at fair value           69,716

 Investment income (loss):
   Dividend and interest income                                        161,548
   Net depreciation in fair value of investments                   (12,487,031)
                                                                   ------------
                                                                   (12,325,483)

 Distributions to participants                                      (5,523,994)
                                                                   ------------
               Net increase                                         20,479,960

 Net assets available for benefits, beginning of year               12,126,089
                                                                   ------------
 Net assets available for benefits, end of year                    $32,606,049
                                                                   ============

                 See accompanying notes to financial statements.








                             CON-WAY 401(K) PLAN

                        Notes to Financial Statements

                         December 31, 2008 and 2007





(1) Description of Plan

    The following description of the Con-way 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Handbook or the Plan document for more complete information. The term "Con-way" or "Company" refers to Con-way Inc. and subsidiaries.

    (a) General

       The Con-way sponsored Plan provides eligible employees the opportunity to save for their retirement through the Plan's profit-sharing, salary-deferral and stock-ownership features. The Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan's trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts (collectively known as the Trust).

       In August 2007, Con-way acquired the outstanding common shares of Transportation Resources, Inc. (TRI). TRI is the holding company for Contract Freighters, Inc. and other affiliated companies (collectively, CFI). Con-way in September 2007 integrated the Con-way Truckload business unit with the CFI business unit and in January 2008 changed the name of the CFI business unit to Con-way Truckload. Effective January 1, 2008, certain employees of the acquired truckload business became eligible for the Plan. As a result, approximately $34 million of assets were transferred to the Plan from CFI's 401(k) plan. Certain provisions of the Plan were amended to reflect the addition of employees to the Plan.

    (b) Eligibility

       Eligibility is restricted to employees of Con-way Truckload who are not sales managers, directors, or vice presidents. Employees are eligible to participate in the Plan if they are not covered by a collective bargaining agreement, are not a leased employee or are not a nonresident alien. There are no age requirements for eligibility. One year of service is required for participation, and prior service with CFI (or with a Con-way company) is used for this purpose. A supplemental employee must complete one year of service during which the employee works 1,000 hours.

    (c) Contributions

       Con-way makes Matching contributions equal to 50% of the first seven percent of eligible compensation that participants contribute to the Plan. Con-way Matching contributions will be invested in the same fund(s) that participants have chosen for their own employee contributions.

       Participants who formerly participated in the Con-way Retirement Savings Plan (RSP) are awarded Con-way Preferred Stock (Preferred Stock) as a substitute for cash dividends used for debt service on the RSP debt. For 2008, these participants received Preferred Stock with a fair value of $69,716, as shown on the statement of changes in net assets available for benefits.

    (d) Participant Accounts

       A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

    (e) Vesting

       Participants   are   fully   vested  at  all  times  in  all  employee
       contributions made to the Plan plus net earnings thereon.

       Matching contributions for employees of the acquired truckload business and employees of Con-way's pre-acquisition truckload business with less than two years of service as of December 31, 2007 vest as follows:

                Less than two years                  --%
                Two years                            20
                Three years                          40
                Four years                           60
                Five years                           80
                Six or more years                   100


       Employees of Con-way's pre-acquisition truckload business with two or more years of service as of December 31, 2007, vest in Matching contributions as follows:

                Less than two years                  --%
                Two years                            40
                Three years                          60
                Four years                           80
                Five or more years                  100


       At December 31, 2008, forfeitures totaling $56,000 were available to reduce future contributions.

    (f) Participant Loans

       The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2008 bear interest at rates ranging from 5.00% to 10.00% and are reported at amortized cost. Principal and interest are paid ratably through payroll deductions.

    (g) Payments and Benefits

       Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding Matching contributions received after January 1, 2002, provided they qualify for benefits under Con-way's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that
       (1) participant accounts invested in Con-way Common Stock (Common Stock) can, at the direction of the participant, be paid in shares and
       (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, then be paid in common shares or in cash.

    (h) Plan Termination

       Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Investments

       The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

       The Plan invests in securities with contractual cash flows, such as asset-backed securities, including those backed by subprime mortgage loans and other mortgage obligations. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

    (c) Income Recognition

       The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (d) Operating Expenses

       During 2008, all administrative expenses of the Plan were paid by Con-way. The funds charge investment management fees in accordance with each fund's prospectus, through a reduction in each fund's net asset value.

    (e) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (f) Estimates

       Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

    (g)Reclassifications

       Certain reclassifications have been made to prior-year balances to conform to the current-year presentation. These reclassifications have no impact on the statement of changes in net assets available for benefits.

(3) Fair-Value Measurements

    In September 2006, the FASB issued SFAS No. 157, "Fair-Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair-value measurements and does not require any new fair-value measurements. The Plan adopted SFAS 157 effective January 1, 2008.

    SFAS 157 requires that assets and liabilities reported at fair value be classified in one of the following three levels:

    Level 1 - Quoted market prices in active markets for identical assets or liabilities

    Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data

    Level 3 - Unobservable inputs that are not corroborated by market data

    The following table summarizes the valuation of Plan assets by the SFAS 157 levels:

                                            December 31, 2008
                           ---------------------------------------------------
                              Level 1     Level 2     Level 3        Total
                           -----------  -----------  -----------   -----------

   Shares in registered
     investment companies  $24,366,150  $        --  $        --   $24,366,150
   Common trust funds               --    4,874,728           --     4,874,728
   Con-way Common Stock      1,022,044           --           --     1,022,044
   Con-way Preferred Stock          --           --      603,273       603,273


    Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The per-unit values of the common and collective trusts are derived from the audited financial statements of the collective trusts at year end. The Con-way Common Stock is stated at fair value based on the quoted market price. Due to the lack of quoted market prices, Con-way Preferred Stock was valued with an income approach that utilized a discounted cash flow model. The assumptions used in preparing the discounted cash flow model included estimates with respect to the amount and timing of future dividend payments, the probability of redemption and the rate of return required by investors.

    The following table summarizes the changes in fair values of financial instruments measured using Level 3 inputs:

                                                                  Con-way
                                                                 Preferred
                                                                   Stock
                                                                ------------
    Balance at December 31, 2007                               $         --
    Transfer in - Adoption of SFAS 157 as of January 1, 2008        868,492
    Unrealized losses relating to instruments still held
       at the reporting date                                       (215,131)
    Purchases, sales, issuances and settlements, net                (50,088)
                                                                ------------
    Balance at December 31, 2008                               $    603,273
                                                                ============




(4) Investments

    The following investments represent 5% or more of the Plan's net assets.


                                                             December 31
                                                      -------------------------
                                                          2008         2007
                                                      ------------ ------------

    Shares in registered investment companies:
     T. Rowe Price Growth Stock Fund, 74,962 and
      63,435 shares,respectively                      $  1,442,267 $  2,135,213
     T. Rowe Price Equity Income Fund, 45,204 and
      38,356 shares, respectively                          772,079    1,077,813
     T. Rowe Price Science and Technology Fund,
      64,468 and 59,838 shares,respectively                849,684    1,403,213
     T. Rowe Price Retirement 2010 Fund, 228,194
      and 5,611 shares, respectively                     2,558,058       90,962
     T. Rowe Price Retirement 2015 Fund, 493,149
      and 12,529 shares, respectively                    4,093,141      158,490
     T. Rowe Price Retirement 2020 Fund, 360,795
      and 11,344 shares, respectively                    4,008,436      201,251
     T. Rowe Price Retirement 2025 Fund, 314,812
      and 34,239 shares, respectively                    2,499,610      451,265
     T. Rowe Price Retirement 2030 Fund, 199,096
      and 9,569 shares, respectively                     2,221,907      182,291
     Dodge & Cox International Stock Fund, 38,722
      and 15,523 shares, respectively                      848,019      714,383
    Common trust funds:
     T. Rowe Price U.S. Treasury Money Market Trust,
      3,763,621 and 1,683,440 shares, respectively       3,763,621    1,683,440
    Con-way equity:
     Con-way Common Stock, 38,423 and 19,216
      shares, respectively                               1,022,044      798,229
     Con-way Preferred Stock, 3,661 and 3,904
       shares, respectively                                603,273      868,492



    During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

            Shares in registered investment companies     $  (11,349,610)
            Common trust funds                                  (334,482)
            Con-way Common Stock                                (587,808)
            Con-way Preferred Stock                             (215,131)
                                                           --------------
                                                          $  (12,487,031)
                                                           ==============


(5) Income Tax Status

    The Internal Revenue Service has determined and informed Con-way by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(6) Related-Party Transactions

    Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(7) Subsequent Event

    (a) Contributions

        In March 2009, the Con-way Board of Directors announced that certain of its employer contributions would be suspended or limited. Effective April 1, 2009 (for the second quarter 2009 contributions and beyond), the Matching contribution was suspended.

    (b) Redemption of Con-way Preferred Stock

       On May 22, 2009, Con-way exercised its right to redeem all shares of its Preferred Stock that are outstanding on June 30, 2009, and to pay the redemption price solely in shares of repurchased Con-way Common Stock. Upon redemption on June 30, 2009, each share of Preferred Stock will be exchanged for the number of shares of Common Stock that could be purchased for $158.565 (an amount equal to the $152.10 redemption value plus $6.465, the amount of the accrued dividend).




                                                                     Schedule I

                              CON-WAY 401(K) PLAN
                                 EIN 94-1444798
                                  Plan No. 112
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              December 31, 2008


 Identity
 of issue
 borrower,        Description of investment
  lessor,          including maturity date,
or similar       rate of interest,collateral,                       Current
  party            par, or maturity value             Cost           value
----------      -----------------------------    --------------  --------------
                Shares in registered
                  investment companies:
*T.Rowe Price    Growth Stock Fund
                  (74,961.899 shares)            $   2,069,973    $  1,442,267
*T.Rowe Price    Equity Income Fund
                  (45,203.693 shares)                1,134,011         772,079
*T.Rowe Price    Science and Technology
                  Fund (64,467.653 shares)           1,636,086         849,684
*T.Rowe Price    Small-Cap Stock Fund
                  (12,232.820 shares)                  343,253         238,785
*T.Rowe Price    Retirement 2005 Fund
                  (128,966.639 shares)               1,444,432       1,114,272
*T.Rowe Price    Retirement 2010 Fund
                  (228,194.274 shares)               3,497,775       2,558,058
*T.Rowe Price    Retirement 2015 Fund
                  (493,149.489 shares)               5,837,719       4,093,141
*T.Rowe Price    Retirement 2020 Fund
                  (360,795.273 shares)               5,928,334       4,008,436
*T.Rowe Price    Retirement 2025 Fund
                  (314,812.349 shares)               3,785,976       2,499,610
*T.Rowe Price    Retirement 2030 Fund
                  (199,095.606 shares)               3,413,859       2,221,907
*T.Rowe Price    Retirement 2035 Fund
                  (114,639.937 shares)               1,396,974         893,045
*T.Rowe Price    Retirement 2040 Fund
                  (76,299.870 shares)                1,327,008         845,403
*T.Rowe Price    Retirement 2045 Fund
                  (22,596.116 shares)                  255,901         166,759
*T.Rowe Price    Retirement 2050 Fund
                  (4,236.878 shares)                    37,798          26,269
*T.Rowe Price    Retirement 2055 Fund
                  (2,582.528 shares)                    21,388          15,831
*T.Rowe Price    Retirement Income Fund
                  (26,653.917 shares)                  340,274         275,068
Allianz Global
 Investors       PIMCO Total Return Institutional
                  Fund (146,446.420 shares)          1,544,840       1,484,967
J.P. Morgan
 Investment
 Management,     Undiscovered Managers Small-Cap
 Inc.             Growth Fund (2,905.128 shares)        21,677          12,550
Dodge & Cox      Dodge & Cox International Stock
                  Fund (38,722.345 shares)           1,510,984         848,019

                Common trust funds:
*T.Rowe Price    Equity Index Trust
                  (16,254.201 shares)                  568,699         446,340
*T.Rowe Price    Bond Index Trust
                  (14,235.761 shares)                  353,612         371,126
*T.Rowe Price    U.S. Treasury Money Market
                  Trust (3,763,621.470 shares)       3,763,621       3,763,621
*T.Rowe Price    Retirement Strategy Trust -
                  Balanced (12,348.248 shares)         281,862         293,641

                Common stock:
*Con-way Inc.    Con-way Common Stock
                  (38,422.719 shares)                1,543,849       1,022,044

                Preferred stock:
*Con-way Inc.    Con-way Preferred Stock
                  (3,660.639 shares)                   556,681         603,273

                Participant loans:
*Plan
 participants    Participant loans with interest
                  from 5.00% to 10.00% and maturity
                  dates through 2013                       --        1,413,797
                                                                   ------------
                     Total investments                             $32,279,992
                                                                   ============


* Represents a party-in-interest transaction as of December 31, 2008

Note: Cost is calculated using the historical rolling-average-cost method.


   See accompanying report of independent registered public accounting firm.